Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of GHL Acquisition Corp. for the registration of its common stock and warrants and to the incorporation by reference therein of our report dated February 23, 2009, except for Note 2, as to which the date is August 26, 2009, with respect to the consolidated financial statements of Iridium Holdings LLC as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, included in GHL Acquisition Corp.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 28, 2009.

/s/ Ernst & Young LLP
McLean, Virginia
September 28, 2009